April 28, 2025

Trevor I. Mihalik
Chief Financial Officer
Kentucky Power Company
1 Riverside Plaza
Columbus, Ohio 43215

Matthew D. Fransen
Manager
Kentucky Power Cost Recovery LLC
1645 Winchester Avenue
Ashland, Kentucky 41101

       Re: Kentucky Power Company
           Kentucky Power Cost Recovery LLC
           Amendment No. 1 to Registration Statement on Form SF-1
           Filed April 18, 2025
           File Nos. 333-284112 and 333-284112-01
Dear Trevor I. Mihalik and Matthew D. Fransen:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29, 2025 letter.

Amendment No. 1 to Registration Statement on Form SF-1
Part II - Information Not Required in Prospectus
Item 15. Undertakings, page II-4

1. We note your response to our prior comment 16 and reissue in part. While we see that the undertakings under Items 512(j) and (k) of Regulation S-K have been added, it
 April 28, 2025
Page 2

       appears that the undertaking under Item 512(b) has been inadvertently omitted.
       Please revise to add the undertaking under Item 512(b) of Regulation
S-K.
       Please contact Hodan Siad at 202-679-7829 or Arthur Sandel at 202-551-3262 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Structured
Finance